UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
September 24, 2008

BHP BILLITON LIMITED	BHP BILLITON PLC
(ABN 49 004 028 077)	(REG. NO. 3196209)
(Exact name of Registrant as specified in its charter)	(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA	ENGLAND AND WALES
(Jurisdiction of incorporation or organisation)	(Jurisdiction of incorporation or organisation)

180 LONSDALE STREET, MELBOURNE, VICTORIA	NEATHOUSE PLACE, VICTORIA, LONDON,
3000 AUSTRALIA	UNITED KINGDOM
(Address of principal executive offices)	(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
☑ Form 20-F       ☐ Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: ☐ Yes       ☑ No
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

SIGNATURES

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited and BHP Billiton Plc
Date: 24 September 2008	By:	Jane McAloon
	Name:	Jane McAloon
	Title:	Group Company Secretary

Business Review 2008

resourcing the future
For several years now, Asian economies have been driven by a fundamental shift in the rate of industrialisation and urbanisation of their massive populations. These economies have accounted for more global growth than has the United States. This growth will drive the course of the world economy for years to come. BHP Billiton produces and supplies world markets, including the developing Asian and other economies, with many of the natural resources they rely on to fuel their growth. These resources include iron ore, copper, nickel, alumina, manganese, coal, uranium, oil and gas.
As the world’s leading natural resources company, we are central to the growth of the world’s developing economies.
We really are resourcing the future.
CONTENTS
Group Highlights 2008 2
Five-year Summary 2
Chairman’s Review 4
Chief Executive Officer’s Report 6
BHP Billiton Locations 8
Customer Sector Group Performance 10
Resourcing the Future 16
World-class Assets 18
Our People 20
Sharing Value 22
Growth 24
Board of Directors 26
Group Management Committee 29
Corporate Governance Summary 30
Remuneration Summary and Principles 31
Shareholder Information 32
Corporate Directory IBC
This Business Review is issued subject to the Important Notices appearing on the inside back cover of this Business Review.
BHP Billiton is a Dual Listed Company comprising BHP Billiton Limited and BHP Billiton Plc. The two entities continue to exist as separate companies but operate as a combined group known as BHP Billiton. The headquarters of BHP Billiton Limited and the global headquarters of the combined BHP Billiton Group are located in Melbourne, Australia. BHP Billiton Plc is located in London, UK. Both companies have identical Boards of Directors and are run by a unified management team. Throughout this Business Review the Boards are referred to collectively as the Board. Shareholders in each company have equivalent economic and voting rights in the BHP Billiton Group as a whole.
Throughout this Business Review the terms BHP Billiton, the Company and the Group refer to the combined group, including both BHP Billiton Limited and subsidiary companies and BHP Billiton Plc and subsidiary companies. The term ‘the merger’ has a corresponding meaning.
BHP Billiton Limited. ABN 49 004 028 077. Registered in Australia. Registered office: 180 Lonsdale Street, Melbourne, Victoria 3000, Australia BHP Billiton Plc. Registration number 3196209. Registered in England and Wales. Registered office: Neathouse Place, London SW1V 1BH, UK BHP BILLITON BUSINESS REVIEW 2008 — 1

Group Highlights 2008

- Record attributable profit delivered for the seventh consecutive year.
- Underlying Earnings Before Interest, Taxation, Depreciation and Amortisation (EBITDA) up 22.1 per cent to US$28.0 billion and Underlying Earnings Before Interest and Taxation (EBIT) up 21.0 per cent to US$24.3 billion.
- Attributable profit up 12.4 per cent to US$15.4 billion and Earnings Per Share (EPS) up 17.5 per cent, benefiting from buy-backs (both measures excluding exceptionals).
- Record Underlying EBIT in the Petroleum, Base Metals, Iron Ore, Manganese and Energy Coal Customer Sector Groups.
- Strong Underlying EBIT margin of 47.5 per cent, despite unexpected disruptions and accelerated cost inflation.
- Return on Capital Employed of 37.5 per cent, despite unprecedented level of capital investments.
- Record net operating cash flow of US$18.2 billion, up 13.8 per cent.
- Annual production records for petroleum, copper, iron ore, manganese ore and alloy, alumina and molybdenum.
- Commissioning of six major growth projects and other volume growth in our high-margin oil and gas, iron ore and manganese businesses expected in FY2009. Production commenced at 10 major projects during FY2008.
- Final dividend rebased to 41 US cents per share, a strong signal of our confidence in the outlook. We delivered a significant 150 per cent increase in annual dividend over the past three years.

Five-year Summary

US$M	2008 (a)(b)	2007 (a)(b)	2006 (a)(b)	2005 (a)(b)	2004 (a)
Revenue	**59,473**	47,473	39,099	31,150	24,943
Underlying EBIT (c)	**24,282**	20,067	15,277	9,921	5,488
Attributable profit – excluding exceptional items	**15,368**	13,675	10,154	6,426	3,510
Attributable profit – including exceptional items	**15,390**	13,416	10,450	6,396	3,379
Net operating cash flow (d)	**18,159**	15,957	11,325	9,117	5,100
Basic EPS – excluding exceptional items (US cents per share)	**274.9**	233.9	168.2	104.9	56.4
Basic EPS – including exceptional items (US cents per share)	**275.3**	229.5	173.2	104.4	54.3
Dividend per share (e)					
BHP Billiton Plc (US cents)	**70.0**	47.0	36.0	28.0	26.0
BHP Billiton Limited (US cents)	**70.0**	47.0	36.0	28.0	26.0
Underlying EBITDA Interest Coverage (c)	**49.4**	43.6	33.6	35.6	21.1
Gearing (per cent) (f)	**17.8**	25.0	27.2	32.8	25.7

(a) Information for the years 2008 to 2005 is stated under IFRS. 2004 is prepared in accordance with UKGAAP and has not been restated.
(b) On 1 July 2007, the Group adopted the policy of recognising its proportionate interest in the assets, liabilities, revenues and expenses of jointly controlled entities within each applicable line item of the financial statements. All such interests were previously recognised using the equity method. Comparative figures for the years 2007 to 2005 have been restated.
(c) Underlying EBIT is earnings before net finance costs and taxation and any exceptional items. Underlying EBITDA is Underlying EBIT before depreciation, impairments and amortisation. We believe that Underlying EBIT and Underlying EBITDA provide useful information, but should not be considered as an indication of, or alternative to, attributable profit as an indicator of operating performance or as an alternative to cash flow as a measure of liquidity.
(d) Net operating cash flow is after net interest and taxation.
(e) Three dividends were declared for the year ended 30 June 2004 compared to two dividends declared in 2008 to 2005.
(f) Underlying gearing is net debt over net debt plus net assets. The measure is inclusive of continuing operations of Group companies and jointly controlled entities.

2 - BHP BILLITON BUSINESS REVIEW 2008

Underlying EBIT 25,000 Attributable 16,000 profit — excluding 14,000 US$20,000 exceptional items 12,000 10,000 15,000 US$ million 24.3B million 8,000 $ $ US 10,000 US 15.4B 6,000 4,000 5,000 2,000 0 0 2004 2005 2006 2007 2008 2004 2005 2006 2007 2008 Returns to 10,000 Dividends 4,000 shareholders 3,500 8,000 US$ since 2001 3,000 2,500 US$6,000 million 3.9B 2,000 million $ US $4,000 32.1B US 1,500 1,000 2,000 Dividends 500 Buy-backs Demerger of BHP Steel 0 0 2002 2003 2004 2005 2006 2007 2008 2004 2005 2006 2007 2008 Market 250,000 Community 150 capitalisation contributions at 30 June 200,000 120 US 141M $ US$150,000 90 225B million million $ US $100,000 US 60 50,000 30 0 0 2004 2005 2006 2007 2008 2004 2005 2006 2007 2008 Relative share price performance index — five year 700 BHP Billiton Limited BHP Billiton Plc ASX 200 FTSE 100 S&P 500 600 500 400 300 200 100 0 June 03 June 04 June 05 June 06 June 07 June 08
BHP BILLITON BUSINESS REVIEW 2008 — 3

Chairman’s Review Our strategy is to ensure we have a suite of long-life, low-cost assets, diversified by geography and commodity, that can be expanded and are largely export oriented. This has proven to be Shareholdersuccessful in delivering consistent results for all our stakeholders. value Don Argus, Chairman
4 - BHP BILLITON BUSINESS REVIEW 2008

This year, we reported another record profit of US$15.4 billion, the seventh consecutive full-year profit increase. This represents a 602 per cent increase in attributable profit since 2001. Over the same period, Total Shareholder Returns, the movement in our share price plus dividends, have increased by 863 per cent, reflecting progressive dividend increases and the market value of the Company. We also rebased our dividend for the second successive year. This represents a 150 per cent increase over the past three years.
Unfortunately, mining stocks have seen a significant de-rating since May this year on the back of short-term uncertainty. This is disappointing for the management and shareholders of BHP Billiton.
While we expect commodity markets to remain volatile in the short term, we are confident that longer-term market fundamentals should support growth in commodity demand and, therefore, our revenues.
Margins and cash flow will be impacted by cost inflation. But our strategy to ensure we have a suite of long-life, low-cost assets, diversified by geography and commodity, that can be expanded and are largely export oriented, is proving successful at delivering consistent results for all our stakeholders.
To fully appreciate the role BHP Billiton and the resources industry generally is playing today, it is essential to look at what is happening to the world’s economies.
Central to the world’s economic growth is the development of the new economies — China in particular, Russia, India and, to a lesser extent, Brazil. Counteracting these forces is the relative shrinkage of the United States’ economy and the lessening influence of the United Kingdom and Europe. Asia is becoming increasingly dominant, today accounting for nearly 30 per cent of global Gross Domestic Product (GDP).
These economic shifts are having many consequences. For BHP Billiton, rapid and continuing Asian growth has put pressure on demand for our products, which are essential for the building and production of city infrastructure and personal goods that characterise Asia’s urbanisation and industrialisation. I have no doubt that economic growth in the Asian region will slow at some point but, if I look at China specifically, the slow down is concentrated in regions oriented to the light export sector. The sectors of the economy oriented more towards domestic consumption are still performing well despite increasing input costs, particularly for energy. We expect Asian demand for our products to continue. Our response has been to streamline our business to enable us to produce as much product as fast as possible within the non-negotiable framework of the highest safety and environmental standards. In operating our business at full capacity and continually seeking opportunities to increase the volumes of product available to our customers, it is the Board’s duty to ensure we are creating real and tangible value for shareholders. We are proud to report that during the year we continued to deliver new projects to boost product volumes and we achieved strong profit margins across our businesses.
It is not only demand for our products that is being impacted by global economic shifts. As the world’s largest diversified resources company, we are watching the creation of competitor companies that are spearheading the economic emergence of countries like Russia, Brazil and China.
It is in this global context that the Board endorsed a proposal to combine BHP Billiton and Rio Tinto, two leading resources companies that together could help meet the developing economies’ demand for resources better and faster than the two companies do apart. A combined company would have a greater ability to develop the next generation of large-scale projects to provide greater volumes of product for the benefit of its customers, the communities in which it operates and its shareholders.
In making the pre-conditional offer for Rio Tinto, the Board remains absolutely focused on value for shareholders. We are confident that both sets of shareholders would share the value of a combined company.
On behalf of the Board, I want to thank our senior management team for their efforts this year. They have performed magnificently and, under the new leadership of Marius Kloppers, the Company has stepped up efforts to meet a new realm of global challenges and opportunities.
BOARD RENEWAL
Building an exceptional board is a cornerstone of an effective corporate governance system and planning for board renewal is a continuous process.
The process of putting together the best board for the business has to start with the business strategy and an assessment of the strengths and weaknesses of current members. New non-executive Directors must fill an essential role in line with the strategic intent of the business and bring to the Company the skills determined by the Board.
Attracting exceptional people will not of itself create exceptional directors; the candidates have to fit together as a team. BHP Billiton has an exceptional group of high-performing, skilful, professional people, diverse in knowledge, gender and geography, who have overseen incredible growth in the business over the last seven years.
The tone at the top and within the Board has fostered an environment in which we are committed to high ethical standards, fairness, full compliance with legal requirements and resistance to market pressures for short-term results. During the year, we engaged external search firms to assist with Board renewal, which resulted in the appointment of David Morgan, Keith Rumble and Alan Boeckmann. These non-executive Directors have the required functional expertise; they are independent of thought and satisfy the independence test of the various jurisdictional codes of corporate governance. We also completed a review of the Board Committees, including an examination of the respective Committee charters, and a performance review of each Director, including the Chairman, to ensure that our Board criteria is maintained. These reviews were facilitated by external advisers.
In conclusion, it has been a stellar year for the Company and its stakeholders and I compliment my Board colleagues and senior management team for their commitment and dedication to the delivery of our strategy.
Don Argus
Chairman
BHP BILLITON BUSINESS REVIEW 2008 — 5

Chief Executive Officer’s Report For the seventh consecutive year we have achieved record attributable profit, driven by excellent operating performance, cost control and the delivery of high-margin growth projects Record result into strong market conditions. Marius Kloppers, Chief Executive Officer
6 - BHP BILLITON BUSINESS REVIEW 2008

BHP Billiton shareholders can look back on the 2008 financial year with a real sense of pride in what we’ve achieved and in the performance of our people.
Since my appointment as CEO in October 2007, we have continued to follow our strategy to own and operate world-class assets across a diverse range of mineral, metal and energy products, focused on the upstream end of the production process. From the combination of our strategy, the efforts of our people and a favourable commodity price environment, we have been able to deliver record financial performance.
While we can report financial success, I regret to report we have not performed well on safety. In FY2008, 11 of our employees died at work. Many more lives will have been impacted, some forever, by these tragic and avoidable events. We have reflected deeply on what more we must do to reach our goal of Zero Harm. In FY2009, we are making even greater efforts to improve our safety performance.
Despite turbulent global economic conditions, we continue to see enormous opportunity for the Company. While continuing to further our existing strategy, we have refined our operational focus in order to give maximum clarity of responsibility to our operating units. We are also embracing the concept of ‘simplicity’ even more deeply, ensuring that we focus our effort and resources on key opportunities and value drivers. For our shareholders, this means the Company is easier to understand, more focused and more valuable.
In the past year, our strategy has produced stronger annual production in 13 of our commodities, with record production in seven of those. This was achieved in an environment of industry-wide supply disruptions and input cost pressures. Our strong track record of project delivery also continued through the year, enabling, for example, our Western Australia Iron Ore business to post an eighth consecutive annual production record. A record performance in our Petroleum business reflected the successful commissioning of three new major projects. We expect volume growth from our Petroleum business to continue at around 10 per cent a year, a significant value creator at a time of historically high oil prices. Ten major projects, spanning five commodities, started production during the year. The Board approved a further seven for development, bringing our total number of projects in either execution or feasibility to 28, representing an expected capital investment of US$24.8 billion. We also have other medium-term growth options with expected capital commitments in excess of US$90 billion, spanning our existing commodity range and beyond.
Our results were outstanding in the context of a challenging supply environment which was characterised by unexpected disruptions, rising input prices, skills shortages and the further devaluation of the US dollar. Our strong performance demonstrates the power of our uniquely diversified and high-margin portfolio across the energy, steelmaking and non-ferrous product suites.
Given this future growth pipeline, you may question why we are pursuing a combination with Rio Tinto. Within our industry, the two companies are uniquely complementary, and, as such, we believe a combined company would unlock synergies and provide greater value than the two companies can provide separately. BHP Billiton does not need Rio Tinto to have a great future, but we believe the two companies combined will be better placed to meet the world’s future need for our products. We have a critical role in providing the raw materials for growth that so many economies need; economies going through industrialisation and urbanisation on a scale and intensity not experienced before. We are resourcing the future.
I have been fortunate to take the helm of a well-run business, focused on its customers’ needs, with a great team responding well to the opportunities for our sector. In a year’s time, I hope to report we have been able to improve our Company even further.
Marius Kloppers
Chief Executive Officer
BHP BILLITON BUSINESS REVIEW 2008 — 7

Offices
Petroleum
Aluminium
Base Metals
Diamonds and Specialty Products
Stainless Steel Materials
Iron Ore
Manganese
Metallurgical Coal
Energy Coal

BHP Billiton locations

Offices

Ref	Country	Location
1	Angola	Saurimo ▲
2	Angola	Luanda ▲
3	Australia	Adelaide ●
4	Australia	Brisbane ●
5	Australia	Melbourne ✦ ● ▲ (Global Headquarters)
6	Australia	Newcastle ●
7	Australia	Perth ● ▲
8	Belgium	Antwerp ●
9	Brazil	Rio de Janeiro ● ▲
10	Burundi	Bujumbura ▲
11	Canada	Vancouver ▲
12	Chile	Santiago ✦ ● ▲
13	China	Beijing ● ▲
14	China	Lanzhou ▲
15	China	Shanghai ●
16	Colombia	Bogota ▲
17	DRC	Kinshasa and Lubumbashi ▲
18	Gabon	Libreville and Franceville ▲
19	Guinea	Conakry ▲
20	India	New Delhi ●
21	Indonesia	Jakarta ●
22	Japan	Tokyo ●
23	Kazakhstan	Almaty ▲
24	Korea	Seoul ●
25	Liberia	Monrovia ▲
26	Mongolia	Ulaanbaatar ▲
27	Netherlands	The Hague ●
28	New Caledonia	Noumea ●
29	Philippines	Manila ●
30	Russia	Moscow ▲
31	Singapore	Singapore ● ▲
32	South Africa	Johannesburg ✦ ● ▲
33	South Africa	Richards Bay ●
34	Switzerland	Baar ●
35	UK	London ✦
36	UK	Sheffield ●
37	US	Houston ✦ ●
38	US	Pittsburgh ●

✦ Corporate Centres ● Marketing Offices
▲ Minerals Exploration Offices

Petroleum

Ref	Country	Site/Asset	Description	Ownership
39	Algeria	Ohanet	Wet gas development	45%
40	Algeria	ROD	Onshore oil development, comprising development and production of six oil fields	45%
41	Australia	Bass Strait	Production of oil, condensate, LPG, natural gas and ethane	50%
42	Australia	Minerva	Operator of gas field development in the Otway Basin	90%
43	Australia	North West Shelf	One of Australia's largest resource projects, producing liquids, LNG and domestic gas	8.33–16.67%
44	Australia	Offshore Western Australia	Operator of Griffin and Stybarrow oil and gas development, and operator of Pyrenees project, currently under development	45–71.43%
45	Pakistan	Zamzama	Operator of onshore gas development	38.5%
46	Trinidad and Tobago	Angostura	Operator of oil and gas field	45%
47	UK	Bruce/Keith	Oil and gas production in the UK North Sea	16–31.83%
48	UK	Liverpool Bay	Operator of oil and gas developments in the Irish Sea	46.1%
49	US	Gulf of Mexico	Interests in several producing assets, including Atlantis, Neptune and Shenzi/Genghis Khan developments, and a significant exploration acreage position	4.95–100%

8 - BHP BILLITON BUSINESS REVIEW 2008

Diamonds and Specialty Products

Ref	Country	Site/Asset	Description	Ownership
64	Canada	EKATI	Diamond mine in Northwest Territories	80%
65	Canada	Potash	Greenfield potash project near Saskatoon, Saskatchewan	100%
66	South Africa	Richards Bay Minerals	Integrated titanium smelter/mineral sands mine	50%

Stainless Steel Materials

Ref	Country	Site/Asset	Description	Ownership
67	Australia	Nickel West	Nickel assets including Mt Keith and Leinster operations, Kalgoorlie nickel smelter and concentrator, Kwinana nickel refinery, Kambalda nickel concentrator, and Ravensthorpe nickel mine and processing facility	100%
68	Australia	Yabulu Refinery	Laterite nickel and cobalt processing plants northwest of Townsville	100%
69	Colombia	Cerro Matoso	Integrated ferronickel mining and smelting complex in northern Colombia	99.94%

Iron Ore

Ref	Country	Site/Asset	Description	Ownership
70	Australia	Western Australia Iron Ore	Integrated mine, rail and port operations in the Pilbara	85–100%
71	Brazil	Samarco	Integrated mine, pipeline and port operations producing iron ore pellets	50%

Manganese

Ref	Country	Site/Asset	Description	Ownership
72	Australia	GEMCO	Producer of manganese ore in the Northern Territory	60%
73	Australia	TEMCO	Producer of manganese alloys in Tasmania	60%
74	South Africa	Samancor Manganese	Integrated producer of manganese ore (Hotazel Manganese Mines), alloy (Metalloys) and manganese metal (Manganese Metal Company)	60%

Aluminium

Ref	Country	Site/Asset	Description	Ownership
50	Australia	Worsley	Integrated alumina refinery/bauxite mine	86%
51	Brazil	Alumar	Alumina refinery and aluminium smelter	36–40%
52	Brazil	MRN	Bauxite mine	14.8%
53	Guinea	Guinea Alumina	Integrated alumina refinery/bauxite mine (currently in definition stage)	33.3%
54	Mozambique	Mozal	Aluminium smelter	47.1%
55	South Africa	Hillside/Bayside	Two aluminium smelters	100%
56	Suriname	Paranam	Alumina refinery and bauxite mines	45%

Metallurgical Coal

Ref	Country	Site/Asset	Description	Ownership
75	Australia	Illawarra Coal	Three underground coal mines supplying metallurgical coal primarily to steel industry	100%
76	Australia	Queensland Coal	Production of metallurgical coal for steel industry, including new loading terminal at Hay Point	50–80%
77	Indonesia	Maruwai	Deposit in central and east Kalimantan (currently in development) with first production expected mid-2009	100%

Base Metals

Ref	Country	Site/Asset	Description	Ownership
57	Australia	Cannington	Silver, lead and zinc mine in northwest Queensland	100%
58	Australia	Olympic Dam	Underground copper/uranium mine in South Australia	100%
59	Chile	Cerro Colorado	Open-cut mine producing copper cathode	100%
60	Chile	Escondida	Copper mines, located in northern Chile	57.5%
61	Chile	Spence	Open-cut mine producing copper cathode	100%
62	Peru	Antamina	Copper and zinc mine	33.75%
63	US	Pinto Valley	Copper mine	100%

Energy Coal

Ref	Country	Site/Asset	Description	Ownership
78	Australia	Hunter Valley Energy Coal	Mt Arthur Coal open-cut mine	100%
79	Colombia	Cerrejón	Export coal mine in La Guajira province	33.3%
80	South Africa	Energy Coal South Africa	Three energy coal mines	84–100%
81	US	New Mexico Coal	Mine-mouth operations	100%

BHP BILLITON BUSINESS REVIEW 2008 – 9

10 - BHP BILLITON BUSINESS REVIEW 2008

Four new Petroleum projects were brought online in FY2008: Genghis Khan, Atlantis, Stybarrow and Zamzama Phase II. We also have a deep portfolio of projects for future growth.
J Michael Yeager
Petroleum Underlying EBIT increased 82.1%
US$ million Revenue 9,547
Underlying EBIT 5,489
Capital expenditure 2,116
Net operating assets 8,936
Atlantis, Gulf of Mexico
The production of 129.5 million barrels of oil equivalent (boe), a 13 per cent year-on-year volume growth, puts us well on our way to achieving an expected annual compound growth rate of 10 per cent over the next four to five years. Of equal significance is the fact that we are growing volumes in a high-demand environment and in some of the safest and most fiscally stable countries in the world.
Our disciplined approach enabled us to achieve 93.8 per cent production uptime versus maximum daily possible production. Petroleum unit operating costs were held at US$4.92 per boe, which when adjusted for foreign exchange is lower than FY2007.
Four new projects were brought online in FY2008: Genghis Khan, Atlantis, Stybarrow and Zamzama Phase II. We’ve also built a deep portfolio of growth projects that will carry us forward.
Petroleum achieved 117 per cent reserve replacement during FY2008. We made our largest exploration discovery in the last five years with the discovery of the Thebe field offshore of Western Australia. We significantly increased our acreage position, especially in the Gulf of Mexico where we were successful in two lease sales, and we are now actively exploring in nine countries.
FY2008 saw the best safety performance ever achieved in Petroleum, with only three Lost Time Incidents (LTIs) and zero fatalities for the year. The improved LTI rate, compared to six LTIs for FY2007 and 20 LTIs in FY2006, was achieved during a period of greater drilling and project construction activity levels.
BHP BILLITON BUSINESS REVIEW 2008 — 11

Annual production and sales records for alumina were achieved for the second consecutive year. All alumina operations achieved record annual output.
Jon Dudas
Aluminium Underlying EBIT decreased (21.1)%
US$ million Revenue 5,746
Underlying EBIT 1,465
Capital expenditure 556
Net operating assets 6,364
Aluminium ingots
Record alumina production 4.6 mt
Annual production and sales records for alumina were achieved for the second consecutive year. All alumina operations achieved record annual output. Worsley operated consistently above the expanded nameplate capacity.
Southern African smelter aluminium production operated at reduced levels to comply with the region’s mandatory reduction in power consumption.
Mozal, Mozambique
This was in part offset by record annual aluminium production from Alumar.
The Efficiency and Growth expansion project at Worsley Alumina in Western Australia was approved for an estimated capital investment of US$1.9 billion (BHP Billiton share 86 per cent). The expansion project will lift capacity of the Worsley refinery from 3.5 million tonnes per annum (mtpa) of alumina to 4.6 mtpa (100 per cent capacity) through expanded mining operations, additional refinery capacity and upgraded port facilities.
Record Underlying EBIT of US$7,989 million was achieved, as new and increasing production was delivered during a period of high prices.
Diego Hernandez
Base Metals Underlying EBIT increased 16.2%
US$ million Revenue 14,774
Underlying EBIT 7,989
Capital expenditure 989
Net operating assets 11,159
Copper cathode sheets
Record copper production
1,375 kt
We achieved our third consecutive year of record copper production, as Spence and Escondida Sulphide Leach continued to ramp up and Pinto Valley operations commenced.
Record Underlying EBIT of US$7,989 million was achieved, as new and increased production was delivered during a period of high prices.
Escondida, Chile
Growth opportunities within the CSG are reflected through a robust project pipeline, for example, the Cannington Life Extension Project and Olympic Dam expansion.
Exciting results from exploration of the Escondida mining lease are being obtained in areas close to existing infrastructure and processing facilities, including the new Pampa Escondida discovery.
12 - BHP BILLITON BUSINESS REVIEW 2008

Operating performance at our EKATI Diamond Mine in Canada was strong, while the acquisition of Anglo Potash Limited enhances our diversification.
Graham Kerr
Diamonds and Specialty Products Underlying EBIT decreased (4.1)%
US$ million Revenue 969
Underlying EBIT 189
Capital expenditure 123
Net operating assets 1,694
Gem quality rough diamonds
more than 7,000 km2 of potash exploration permits
Operating performance at our EKATI Diamond Mine in Canada was strong. The Koala underground project was completed ahead of schedule and under budget and is now ramping up strongly.
EKATI Diamond Mine, Canada
The acquisition of Anglo Potash Limited was completed on 10 July 2008. This has given us full ownership of more than 7,000 square kilometres of highly prospective exploration permits in the immediate vicinity of existing major Saskatchewan potash mines. Potash will further enhance our diversification.
We increased our exploration and development activities in diamonds (Angola), potash (Canada) and titanium minerals (Mozambique).
In the current financial year, we commissioned three major projects: Ravensthorpe, the Yabulu Expansion and Cliffs.
Jimmy Wilson
Stainless Steel Materials Underlying EBIT decreased (65.3)%
US$ million Revenue 5,088
Underlying EBIT 1,275
Capital expenditure 1,191
Net operating assets 7,275
Cerro Matoso, Colombia
3major projects commissioned
In the current financial year, we commissioned three major projects: Ravensthorpe, the Yabulu Expansion and Cliffs.
Underlying EBIT was down 65.3 per cent mainly due to lower average London Metal Exchange prices and volume across all operations.
Higher operating costs had an adverse impact on Underlying EBIT and were largely due to a strengthening Australian dollar and higher charges for fuel, energy and labour reflecting industry-wide cost pressures.
Sales volumes decreased for the year reflecting lower production volumes due to an industrial stoppage at Cerro Matoso, wet weather interruptions at Yabulu, scheduled maintenance across all operations and a furnace rebuild at the Kalgoorlie Nickel Smelter, offset by strong production from the Kwinana Nickel Refinery.
BHP BILLITON BUSINESS REVIEW 2008 — 13

Record production and increasing global demand contributed to Iron Ore increasing its Underlying EBIT to US$4,631 million, up 69.8 per cent.
Ian Ashby
Iron Ore Underlying EBIT increased 69.8%
US$ million Revenue 9,455
Underlying EBIT 4,631
Capital expenditure 1,832
Net operating assets 6,794
Iron ore
8th consecutive production record for Western Australia Iron Ore
Record production and increasing global demand contributed to Iron Ore increasing its Underlying EBIT to US$4,631 million, up 69.8 per cent.
A consecutive eighth production record was achieved at our Western Australia Iron Ore operation. Production was 103.8 million wet tonnes, an increase of 13.3 per cent on the previous financial year.
Newman, Western Australia Iron Ore, Australia
Rapid Growth Project 3 (RGP3) was completed and has delivered an additional 20 mtpa of capacity, bringing the total installed capacity in the Western Australia Iron Ore business to 129 mtpa.
The third pellet plant at Samarco in Brazil was successfully completed, increasing capacity by an additional 7.6 mtpa. During FY2008, we awarded a five-year, A$300 million mining contract to Ngarda Civil and Mining as part of our ongoing commitment to support Indigenous communities in the Pilbara.
Higher sales, record ore and alloy production and higher prices for the year have driven Manganese Underlying EBIT up 549.8 per cent to a record US$1,644 million.
Peter Beaven
Manganese Underlying EBIT increased 549.8%
US$ million Revenue 2,912
Underlying EBIT 1,644
Capital expenditure 155
Net operating assets 1,154
Manganese ore
mtpa 2.0 of added capacity from future expansion projects
Higher sales, record ore and alloy production and higher prices for the year have driven Manganese Underlying EBIT up 549.8 per cent to a record US$1,644 million.
Production records were achieved despite the impact of the South African power crisis.
GEMCO, Australia
The Groote Eylandt expansion, which will deliver an additional one mtpa of concentrate (100 per cent, or about 0.6 mtpa BHP Billiton share), was approved during the period.
Two expansion projects in South Africa will add one mtpa of capacity (100 per cent, or about 0.6 mtpa BHP Billiton share) for less than US$50 million capital expenditure (BHP Billiton share).
14 - BHP BILLITON BUSINESS REVIEW 2008

Illawarra Coal opened the A$30 million West Cliff Ventilation Air Methane Project (WestVAMP), a world first greenhouse gas reduction initiative that generates commercial power from mine ventilation air.
Dave Murray
Metallurgical Coal Underlying EBIT decreased (24.9)%
US$ million Revenue 3,941
Underlying EBIT 937
Capital expenditure 500
Net operating assets 2,647
Hay Point Coal Terminal, BMA, Australia
Increased capacity at Hay Point to mtpa 44
The Free On Board prices for Peak Downs and other similar BMA metallurgical coking coal products increased by more than 200 per cent compared to 2007 levels.
Annual production at BMA operations was impacted by two extraordinary flood events. Force majeure was declared on 24 January 2008 and lifted on 5 June 2008. Operations are recovering strongly from the flood events. Our growth pipeline continues to progress with stage one development of Maruwai approved into execution phase, Daunia approved into feasibility stage and BMA entering an agreement to acquire 100 per cent of the New Saraji Project from New Hope Corporation Limited. The BMA owned Hay Point Terminal has increased capacity to 44 mtpa, following a significant expansion program.
Illawarra Coal opened the A$30 million West Cliff Ventilation Air Methane Project (WestVAMP), a world first greenhouse gas reduction initiative that generates commercial power from mine ventilation air.
Record annual production was achieved for the third consecutive year at Cerrejón Coal and the second consecutive year at Hunter Valley Energy Coal. We also achieved record quarterly production at New Mexico Coal.
Dave Murray is also President of Energy Coal
Energy Coal Underlying EBIT increased 119.8%
US$ million Revenue 6,560
Underlying EBIT 1,057
Capital expenditure 438
Net operating assets 1,999
Hunter Valley Energy Coal, Australia
Record Underlying EBIT for
FY2008
Record annual production was achieved for the third consecutive year at Cerrejón Coal and the second consecutive year at Hunter Valley Energy Coal. Production at New Mexico Coal for the June 2008 quarter reached an all time high following the longwall move at San Juan (US).
Underlying EBIT was a record for the CSG, driven by higher export prices in both the Atlantic and Pacific markets.
The Klipspruit Project was approved, which involves the expansion of the mine capacity from 4.8 mtpa to eight mtpa and the construction of a 16 mtpa coal processing plant in a 50:50 joint venture with Anglo Coal.
We invested in the Newcastle Coal Infrastructure Group Pty Ltd (NCIG) (BHP Billiton share 35.5 per cent), which involves the construction of a 30 mtpa export coal loading facility with a future option to expand to 66 mtpa.
The Douglas-Middelburg Optimisation Project was approved to maintain export thermal coal production at 10 mtpa and domestic production at 8.5 mtpa.
BHP BILLITON BUSINESS REVIEW 2008 — 15

Resourcing the future
For several years now, emerging Asian economies have accounted for a substantial proportion of global growth. This year, China alone will account for more global growth than has the United States and this growth will drive the course of the world economy for years to come. As part of achieving remarkable rates of economic growth, China is successfully reducing poverty across its population of more than one billion people. To achieve this growth, China and other fast-developing economies rely on natural resources that, for the most part, they have to import. These resources include iron ore, copper, nickel, alumina, manganese, coal, oil and gas. BHP Billiton produces and supplies the developing economies with these natural resources. As the world’s leading resources company, we are central to the growth of the world’s developing economies. We really are resourcing the future.
Shanghai, China
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The world is confronting supply constraints for energy and mineral resources. We are continuing our efforts to meet these needs through a deep inventory of growth options. Our primary objective is to deliver the projects that will provide greater amounts of our products, as fast as possible, to a resources-hungry world.
Alberto Calderon Group Executive and Chief Commercial Officer
The economic growth of China is seeing the greatest move of people from rural areas to cities in the history of the world. Existing cities are growing and new ones are being created. In 2005, China had 84 major cities with populations of at least 1.5 million people. By 2020, the number of major Chinese cities is expected to reach 143. This growth has huge implications for the world’s minerals, metals and energy sectors. It explains why we are so bullish on the long-term demand growth for all our products and why BHP Billiton is positioned to benefit from this demand.
We are the only natural resources company to offer a full range of mineral and energy products. China needs increasing amounts of iron ore, manganese, copper, nickel, alumina and metallurgical coal. It also needs oil, gas, energy coal and uranium. We produce and supply all these commodities.
Other growing Asian economies have their own requirements. For example, India is growing at a rate of around nine per cent per annum and is a strong consumer of our metallurgical coal, which it uses with its own domestic sources of iron ore to make steel. India also buys copper concentrates, manganese ores and energy coal from us to support its economic growth and development.
This unprecedented demand brings opportunities for our industry, but it has also created challenges. The world is confronting supply constraints for both energy and mineral resources. While there are enough resources to satisfy the world’s appetite, the industry has not moved quickly enough to meet the growth in demand. Our primary objective is to deliver the projects that will provide greater amounts of our products, as fast as possible, to a resources-hungry world.
BHP BILLITON BUSINESS REVIEW 2008 — 17

World-class assets World-class operations are the centrepiece of our strategy. These operations have large resource bases that will support many decades of operations, are low cost to operate, easily expandable, at the upstream end of the production process and produce products that are sold into world markets. Today, we have around 100 operations across the globe. Western Australia Iron Ore, Australia
18 - BHP BILLITON BUSINESS REVIEW 2008

Our portfolio changes have transformed BHP Billiton into an upstream-focused business. We now own and operate a world-class suite of large, low-cost, long-life, diversified resources. Our assets are increasingly focused in products that are the primary beneficiaries of world demand.
Marcus Randolph Group Executive and Chief Executive Ferrous and Coal
We see our portfolio of assets as dynamic. We look for every opportunity to upgrade both the quality of our assets and to increase our exposure to those products that we think have especially attractive fundamentals. The outcome of this approach has been dramatic changes to our portfolio since the merger of BHP and Billiton in 2001.
Over the last seven years, we have divested entire downstream businesses such as steel, stainless steel and our US metals distribution business. We’ve also sold our entire chrome and phosphate businesses. In each of these cases, we saw the business sector as strategically unattractive.
The capital from exiting these ventures was redeployed into high-quality assets that fit with our core strategy. These investments include the acquisition of the world-class Olympic Dam copper and uranium mine, the announcement of a plan to triple our iron ore production and a substantial acquisition in our metallurgical coal business. We are also developing a major resource position in potash, which we see as the beginning of what we believe will become another major business segment for us over the coming decade. These portfolio changes have transformed BHP Billiton into an upstream-focused business. We now own and operate a world-class suite of large, low-cost, long-life, diversified resources. Our assets are increasingly focused in products that are the primary beneficiaries of world demand.
The mining and energy industries are currently experiencing unparalleled demand as the developing world industrialises. While our products are performing well in the current business environment, it is the world-class assets that underpin these product groups that deliver our outstanding profit margins. It is these profit margins that provide, ultimately, the core of our value proposition for our shareholders.
MARKETING
A great business must be based on providing customers with what they want. That means reliably meeting commitments for product specifications and delivery schedules, and doing so at a fair price. Our customers are spread globally, with revenue distribution by region of approximately 24 per cent from Europe, 20 per cent from China, 29 per cent from elsewhere in Asia, 10 per cent from Australia, eight per cent from North America, with the remainder of customers located in South America, southern Africa and elsewhere. To most effectively service our customers, we have Marketing hubs in Singapore, The Hague and Antwerp, from where our Marketing personnel work directly with our customers to help meet their varied requirements.
THE FUTURE
We currently hold the world’s leading position in the diversified resources industry. However, our business is changing, largely based on the demands of the developing world, including China. To continue to grow, these countries need us to expand our supply of natural resources.
This need for growth is core to our strategy of holding expandable, long-life assets. Many of what will become our world-class operating assets of the future are in our project pipeline now. About 85 per cent of the projects in our pipeline, that are currently in either execution or feasibility, are expansions of existing operations, meaning we are already familiar with each resource’s unique characteristics and the issues associated with developing them further. This provides us with an immediate, low-cost and low-risk means of increasing output.
We also grow through exploration, but prefer to progress discoveries near our existing assets and infrastructure more so than discoveries in new countries. That said, we need to do both and the global reach of BHP Billiton ensures that we have the capability to successfully build and operate complex resource projects anywhere in the world.
Finally, we need to grow through acquisition, particularly when the target has assets that bring substantial synergies with our existing businesses and operations. At the time of publication of this Review, we are pursuing a takeover of another major resources company, Rio Tinto. At the heart of our desire to combine the two companies is the value achievable by bringing together the complementary portfolio of these two great companies. Rio Tinto is a very close fit with our Group. Its strategy, culture and asset portfolio are very similar to our own. In many cases, our operations are adjacent to each other. Combining our companies will enable us to unlock value beyond what is achievable from either portfolio alone.
WORLD-CLASS ASSETS
Our assets include around 100 operations spanning 25 countries. Whether we’re talking about Escondida, one of the world’s largest copper mines located in the Atacama Desert in northern Chile; Mozal, our aluminium smelter in Mozambique; or Mt Whaleback, one of our iron ore mines in the Pilbara in the Western Australian outback; our focus is on large, long-life, low-cost, upstream, expandable and export-oriented assets.
100 operations 25 countries
BHP BILLITON BUSINESS REVIEW 2008 — 19

Respected Our people Our people, both employees and contractors, are the foundation on which all our activities rest. Our success relies on identifying, recruiting, training, developing and retaining a talented, diverse, mobile and motivated workforce.
Sarah Chinner, Olympic Dam, Australia Zacarias Mussane, Mozal, Mozambique
20 - BHP BILLITON BUSINESS REVIEW 2008

Great assets need great people. Talented and motivated people are our most precious resource. They form the fundamental platform of our strategic drivers and are essential to our success. Our people, wherever they are located, are our voice and our identity; they are our future.



Karen Wood
Group Executive and
Chief People Officer

In order to deliver on our aspiration to be the world's best resources company, we need to act in a consistent manner according to our Charter values, with clear strategic intent and in line with a defined operating model. Together with strong leadership, these elements constitute our way of doing things: The BHP Billiton Way.

Our operating model is designed to clearly define our respective accountabilities. Specifically, it articulates the relationship between, and responsibilities of, the Group Functions, Minerals Exploration, our Customer Sector Groups and Marketing.

Strong leadership is a cornerstone of success for any organisation. Our leadership model is designed to foster superior performance that allows each of our employees to start the day with a sense of purpose and end it with a sense of accomplishment.

We remain committed to helping our people reach their full potential, achieve job satisfaction and maximise their contribution. During the year, we consolidated our approach to talent management and have focused on strengthening our talent pipeline.

KEEPING OUR PEOPLE SAFE

We continue to make safety our priority. Despite our efforts, 11 of our colleagues lost their lives while working for BHP Billiton during FY2008. In the year ahead, we will continue to strive to deliver on our obligation to ensure that each of our people goes home safely at the end of each day.

Good safety starts with good leadership and our safety programs are directly tied to our leadership model. Learning from experience is critical and we encourage the reporting of all actual or potential incidents. Sites are also required to adhere to our Fatal Risk Control Protocols that establish minimum performance expectations for managing potential fatal risks associated with our common activities.

Our primary safety performance measure is our Total Recordable Injury Frequency Rate, a measure of incidents resulting in lost time per million hours worked. In FY2008, we improved this rate by 20 per cent from 7.4 in FY2007 to 5.9. Our target is a 50 per cent reduction by 30 June 2012; achieving this target will deliver a rate considered to be a world-class level of performance.

PEOPLE – OUR FUTURE

We continue to attract and retain skilled people despite a tight labour market across the resources sector. We are committed to open, honest and productive relationships based on our Charter values, to providing a healthy and safe workplace, and to assisting our people in their personal development. We also see our attractiveness as an employer of choice being enhanced by the diverse geographic and role opportunities available to our employees.

41,000
employees

61,000
contractors



Employees by Region FY2008
- Australia and Asia 37%
- South Africa 27%
- South America 22%
- North America (incl. Canada) 7%
- Rest of world 6%
- Europe (incl. UK) 1%



Contractors by Region FY2008
- Australia and Asia 41%
- South America 28%
- Europe, Africa and Middle East 25%
- North America 6%

BHP BILLITON'S BEIJING 2008 OLYMPIC GAMES

A commitment to our people was at the heart of our Beijing 2008 Olympic and Paralympic Games sponsorship.

Not only was the excitement of the Games experienced by the 13,000 staff that contributed to the production of the Beijing medals, but almost 50,000 members of BHP Billiton's workforce, including contractors, spread over 25 countries, celebrated our sponsorship by attending one of 150 Company events, each with an Olympic theme.

A number of Olympic-based reward and recognition programs were also established to support the delivery of important health, safety and behavioural messages across the Company, including our absolute commitment to Zero Harm. For example, Ximena Chacon (pictured), from our Spence operation in Chile, was one of 10 employees selected to run with the Olympic Torch in China as a reward for strong commitment to our Charter values.



BHP BILLITON BUSINESS REVIEW 2008 - 21

Sharing value
By supplying the building blocks for growth, our industry has contributed to improved socio-economic circumstances and opportunities for many people. Along with host governments, business partners and employees, we share the responsibility to ensure all our key stakeholders derive value from our activities and that we contribute to the long-term sustainability of our host communities.
Mondulkiri Province, Cambodia
22 - BHP BILLITON BUSINESS REVIEW 2008

The value we generate from natural resources helps drive sustainable economic growth and contributes to sustainable development within communities that host our operations.
J Michael Yeager Group Executive and Chief Executive Petroleum
We continue to play an important role in social development through employment and training opportunities, infrastructure provision, local business development and payment of taxes and royalties in our host countries.
We maintain our commitment to invest one per cent of BHP Billiton’s pre-tax profits, on a three-year rolling average, in community-based projects. During FY2008, our contribution increased by US$37.6 million from the previous year to US$141.0 million, with major resources channelled to improving access to quality education and addressing major health issues, such as malaria and HIV/AIDS.
Our priority is to support projects that provide long-term benefits to host communities, regardless of our continuing presence. For example, our community engagement in Mondulkiri Province, Cambodia (pictured opposite), will provide ongoing benefit regardless of the outcome of our exploration program.
Through our Matched Giving Program, we direct a proportion of the Company’s social investment to organisations that our employees choose. During FY2008, the Company contributed US$4.8 million to these organisations by matching employee donations, fundraising and volunteering. This is a significant increase from the previous year.
ENVIRONMENT AND CLIMATE CHANGE
Our challenge is to meet the growing global demand for resources while addressing the challenges of climate change, achieving sustainable supply and ensuring effective environmental protection.
The Company’s participation in the climate change agenda is evolving as we continue to follow developments in economics, public policy and the carbon footprint of our business. Our new five-year targets, which we report on for the first time this year, reflect our intent to further reduce the energy and greenhouse gas intensity of our business. We are also working with others to find technological solutions to manage our emissions and to address the impact of our products in relation to climate change.
COMMUNITY PROGRAMS IN CAMBODIA
In Mondulkiri Province, Cambodia, BHP Billiton is conducting a bauxite exploration program. As part of our community engagement in the region, we are supporting initiatives designed to leave long-lasting, positive community benefits. We have assisted the Danish Red Cross working in Cambodia with funding to provide safe drinking water and training on, and supply of, household water treatment filters. Red Cross volunteers are being trained and are operating in five villages. New boreholes have also been drilled to establish access to fresh water.
WestVAMP, Illawarra Coal, Australia
WORLD’S FIRST POWER PLANT FUELLED BY COAL MINE VENTILATION AIR
At BHP Billiton Illawarra Coal’s West Cliff Mine, in New South Wales, Australia, ventilation air containing dilute methane is being used to generate electricity commercially. A world-first development by BHP Billiton and its technology provider, MEGTEC Systems, the A$30 million plant generates some six megawatts of electricity per hour while reducing greenhouse gas emissions. The potential for this technology was recognised by the United States Environment Protection Agency with an award in May 2008. US$ 141M invested in community based projects US$ 4.8M employee matched giving
Greater detail on our sustainability performance is available in the Summary and Full Sustainability Reports, which you can access through our website at www.bhpbilliton.com/sustainabledevelopment.
BHP BILLITON BUSINESS REVIEW 2008 — 23

Growth Since BHP Billiton was formed in 2001, we have delivered continued growth in the production volume of our commodities, across our diversified portfolio. In FY2008 we continued our unbroken record of increasing overall volume growth. For the next five years, our forecast volume growth is around seven per cent a year, reflecting a robust expansion pipeline. About 45 per cent of our forecast growth in this period will be in our steelmaking materials, being iron ore, metallurgical coal and manganese. Our energy products are expected to account for 37 per cent of volume growth. Non-ferrous materials, which include copper, nickel and alumina, will comprise around 18 per cent of volume growth.
Most of our growth in the next five years will come from expanding existing operations, using new technologies, in geographies with which we are familiar. We currently have 28 projects in either execution or feasibility, which represents an expected capital investment of US$24.8 billion.
Looking further ahead, we have growth opportunities that span our range of current commodities, and we will introduce new products to our range, in particular our potash project in Canada (see page 25). Our medium-term growth options represent an expected capital commitment in excess of US$90 billion.
24 - BHP BILLITON BUSINESS REVIEW 2008

On the basis of a three-year drilling campaign, we’ve determined Olympic Dam is the fourth-largest copper deposit, the fifth-largest gold deposit and the largest uranium deposit in the world. It is against this backdrop that we are examining a staged expansion of our Olympic Dam operation.
CASE STUDY: OLYMPIC DAM, AUSTRALIA
Olympic Dam could well turn out to be the world’s greatest polymetallic orebody. On the basis of a three-year drilling campaign, we’ve determined it is the fourth-largest copper deposit in the world and the fifth-largest gold deposit. It is also the largest uranium deposit in the world; simply put, it is without peer in the uranium world. With demand for uranium increasing as nations seek to respond to greenhouse challenges and energy needs, Olympic Dam, together with other energy products in our portfolio, will help to meet the world’s growing energy needs.
It is against this backdrop that we are examining a staged expansion of our Olympic Dam operation. We are planning for several expansion phases that will ultimately see copper production rise from 180,000 to 730,000 tonnes per annum and uranium production rise from 4,000 to 19,000 tonnes per annum. Olympic Dam is already a successful operating mine. Applying our knowledge and confidence to a staged brownfield expansion will help to simplify the expansion and reduce the cost and risk compared to greenfield equivalents.
CASE STUDY: POTASH, CANADA
BHP Billiton has accumulated more than 7,000 square kilometres of prospective potash exploration ground in Saskatchewan and Manitoba, Canada. This land position and the fundamentals of the potash industry provide an excellent fit with BHP Billiton’s corporate strategy.
Our first opportunity in the area, known as the Jansen Project, envisages the development of an underground mining operation, processing plant and associated infrastructure. The project is being assessed to determine its optimal production rate, expected to be between four and eight million tonnes of KCl (potash product) per annum, over at least 50 years. While we’re conducting the Jansen study, we plan to pursue other potash projects in the region.
We take the view that the demand for agricultural commodities such as potash, one of the key mined components of fertiliser, will increase in tandem with the industrialisation of emerging economies. Our land position provides for a large, long-life, low-cost and expandable resource that is export oriented. We have the complementary skill sets necessary to develop the operations (underground, bulk commodity, soft rock mining experience) on an optimal basis and expect to be a major player in the industry within the next 10 years.
BHP BILLITON BUSINESS REVIEW 2008 — 25

26 - BHP BILLITON BUSINESS REVIEW 2008

Board of Directors
Don Argus AO, SF FIN, FCPA, 70
Chairman, Independent non-executive Director
Chairman of the Nomination Committee
Director of BHP Limited since November 1996 and Chairman since April 1999. Chairman of BHP Billiton Limited and BHP Billiton Plc since June 2001. Mr Argus was last re-elected in 2007 and is retiring and standing for re-election in 2008.
Don Argus has considerable experience in international business and a strong management background. He has more than 40 years’ experience in the banking industry and is a former Managing Director and CEO of the National Australia Bank Limited.
Marius Kloppers BE (Chem), MBA, PhD (Materials Science), 46
Chief Executive Officer and executive Director
Director of BHP Billiton Limited and BHP Billiton Plc since January 2006. Mr Kloppers was appointed Chief Executive Officer on 1 October 2007. He was appointed Group President Non-Ferrous Materials and executive Director in January 2006 and was previously Chief Commercial Officer. Mr Kloppers was elected in 2006.
Marius Kloppers has extensive knowledge of the mining industry and of BHP Billiton’s operations. Active in the mining and resources industry since 1993, he was appointed Chief Commercial Officer in December 2003. He was previously Chief Marketing Officer, Group Executive of Billiton Plc, Chief Executive of Samancor Manganese and held various positions at Billiton Aluminium, including Chief Operating Officer and General Manager of Hillside Aluminium.
Paul Anderson B S (Mech Eng), MBA, 63
Independent non-executive Director
Member of Sustainability Committee
Appointed a non-executive Director of BHP Billiton Limited and BHP Billiton Plc on 26 April 2006 with effect from 6 June 2006. He was the Chief Executive Officer and Managing Director of BHP Limited from December 1998 until June 2001 and of BHP Billiton Limited and BHP Billiton Plc from June 2001 until July 2002. He was a non-executive Director of BHP Billiton Limited and BHP Billiton Plc from July to November 2002. Mr Anderson was last elected in 2006 and is retiring and standing for re-election in 2008.
Paul Anderson has an extensive background in natural resources and energy and, as one of the architects of the merger that created BHP Billiton, has a deep understanding of the strategy behind the Group’s success. He is Chairman of Spectra Energy Corporation and retired as Chairman of Duke Energy Corporation in January 2007 where he had more than 20 years’ experience at Duke Energy and its predecessors.
Alan Boeckmann BE (Electrical Eng), 60
Independent non-executive Director
Director of BHP Billiton Limited and BHP Billiton Plc since September 2008. Mr Boeckmann will seek election at the 2008 Annual General Meetings.
Alan Boeckmann is currently Chairman and Chief Executive Officer of Fluor Corporation, USA. He holds non-executive directorships with Archer Daniels Midland and Burlington Northern Santa Fe Corporation. Mr Boeckmann has extensive experience in running large scale international industrial companies and experience in the oil and gas industry. He has global experience in engineering, procurement, construction, maintenance and project management across a range of industries including resources and petroleum.
John Buchanan BSc, MSc (Hons 1), PhD, 65
Independent non-executive Director
Chairman of the Remuneration Committee Member of the Nomination Committee
Director of BHP Billiton Limited and BHP Billiton Plc since February 2003. Dr Buchanan has been designated as the Senior Independent Director of BHP Billiton Plc since his appointment. Dr Buchanan was last re-elected in 2006 and is retiring and standing for re-election in 2008.
Educated at Auckland, Oxford and Harvard, John Buchanan has had a wide international business career gained in large and complex international businesses. He has substantial experience in the petroleum industry, and knowledge of the international investor community. He has held various leadership roles in strategic, financial, operational and marketing positions, including executive experience in different countries. He is a former executive Director and Group CFO of BP, serving on the BP Board for six years.
Carlos Cordeiro AB, MBA, 52
Independent non-executive Director
Member of the Remuneration Committee
Director of BHP Billiton Limited and BHP Billiton Plc since February 2005. Mr Cordeiro was last re-elected in 2007. Carlos Cordeiro brings to the Board more than 25 years’ experience in providing strategic and financial advice to corporations, financial institutions and governments around the world. He was previously Partner and Managing Director of Goldman Sachs Group Inc.
David Crawford BComm, LLB, FCA, FCPA, FAICD, 64
Independent non-executive Director
Chairman of the Risk and Audit Committee
Director of BHP Limited since May 1994. Director of BHP Billiton Limited and BHP Billiton Plc since June 2001. Mr Crawford was last re-elected in 2007 and is retiring and standing for re-election in 2008.
David Crawford has extensive experience in risk management and business reorganisation. He has acted as a consultant, scheme manager, receiver and manager and liquidator to very large and complex groups of companies. He was previously Australian National Chairman of KPMG, Chartered Accountants. The Board has nominated Mr Crawford as the financial expert of the Risk and Audit Committee for the purposes of the US Securities and Exchange Commission Rules, and is satisfied that he has recent and relevant financial experience for the purposes of the UK Listing Authority’s Combined Code.
BHP BILLITON BUSINESS REVIEW 2008 — 27

Board of Directors continued
Gail de Planque AB (Mathematics), MS (Physics), PhD (Env Health Sciences), 63 Independent non-executive Director
Member of the Sustainability Committee Member of the Remuneration Committee
Director of BHP Billiton Limited and BHP Billiton Plc since 19 October 2005. The Hon. E Gail de Planque was last re-elected in 2007.
Gail de Planque is an expert in nuclear technology and has over 40 years’ experience as a physicist, adviser and regulator in the field of nuclear energy. She also has significant experience as a non-executive director of global energy companies and is a consultant on atomic energy matters. She is a former Commissioner of the United States Nuclear Regulatory Commission, a former Director of the Environmental Measurements Laboratory of the US Department of Energy, a Fellow and former President of the American Nuclear Society, a fellow of the American Association of the Advancement of Science and a Member of the US National Academy of Engineering.
David Jenkins BA, PhD (Geology), 69 Independent non-executive Director
Member of the Remuneration Committee Member of the Risk and Audit Committee
Director of BHP Limited since March 2000. Director of BHP Billiton Limited and BHP Billiton Plc since June 2001. Dr Jenkins was last re-elected in 2007.
David Jenkins is a recognised authority on oil and gas technology. He was previously Chief Geologist, Director Technology and Chief Technology Advisor to BP Plc. He was also a member of the Technology Advisory Committee of the Halliburton Company and the Advisory Council of Consort Resources and Chairman of the Energy Advisory Panel of Science Applications International Corporation.
David Morgan BEc, MSc, PhD, 61
Independent non-executive Director
Member of the Risk and Audit Committee
Director of BHP Billiton Limited and BHP Billiton Plc since January 2008. Dr Morgan will seek election at the 2008 Annual General Meetings.
David Morgan was the Managing Director and Chief Executive Officer of Westpac Banking Corporation from March 1999 until January 2008. He has extensive experience in the financial sector, having worked in the International Monetary Fund in Washington DC in the 1970s and the Australian Federal Treasury in the 1980s where he headed all major areas before being appointed Senior Deputy Secretary. Dr Morgan joined Westpac in 1990 where he had responsibility for all major operating divisions, including Westpac Financial Services, Retail Banking, Commercial Banking, Corporate and Institutional Banking and International Banking.
Jacques Nasser AO, BBus, Hon DT, 60
Independent non-executive Director
Member of the Risk and Audit Committee
Appointed a non-executive Director of BHP Billiton Limited and BHP Billiton Plc on 26 April 2006 with effect from 6 June 2006. Mr Nasser was last elected in 2006 and is retiring and standing for re-election in 2008.
Following a 33-year career with Ford in various leadership positions in Europe, Australia, Asia, South America and the US, Jacques Nasser served as a member of the Board of Directors and as President and Chief Executive Officer of Ford Motor Company from 1998 to 2001. He has more than 30 years’ experience in large-scale global businesses.
Keith Rumble BSc, MSc (Geochemistry), 54
Independent non-executive Director
Director of BHP Billiton Limited and BHP Billiton Plc since September 2008. Mr Rumble will seek election at the 2008 Annual General Meetings.
Mr Rumble was until recently Chief Executive Officer of SUN Mining, a wholly-owned entity of the Sun Group, a principal investor and private equity fund manager in Russia, India and other emerging and transforming markets. He has over 30 years’ experience in the resources industry, specifically in titanium and platinum mining, and is a former CEO of Impala Platinum (Pty) Ltd and former CEO of Rio Tinto Iron and Titanium Inc. He began his career at Richards Bay Minerals in 1980 and held various management positions before becoming CEO in 1996.
John Schubert BCh Eng, PhD (Chem Eng), FIEAust, FTSE, 65 Independent non-executive Director
Chairman of the Sustainability Committee Member of the Nomination Committee
Director of BHP Limited since June 2000 and a Director of BHP Billiton Limited and BHP Billiton Plc since June 2001. Dr Schubert was last re-elected in 2006 and is retiring and standing for re-election in 2008.
John Schubert has considerable experience in the international oil industry, including at CEO level. He has had executive mining and financial responsibilities and was CEO of Pioneer International Limited for six years, where he operated in the building materials industry in 16 countries. He has experience in mergers, acquisitions and divestments, project analysis and management. He was previously Chairman and Managing Director of Esso Australia Limited and President of the Business Council of Australia.
Jane McAloon BEc (Hons), LLB, GDipGov, FCIS, 44
Group Company Secretary
Jane McAloon was appointed Group Company Secretary in July 2007 and joined the BHP Billiton Group in September 2006 as Company Secretary for BHP Billiton Limited.
Prior to joining BHP Billiton, Jane McAloon held the position of Company Secretary and Group Manager External and Regulatory Services in the Australian Gas Light Company. She previously held various State and Commonwealth government positions, including Director General of the NSW Ministry of Energy and Utilities and Deputy Director General for the NSW Cabinet Office, as well as working in private legal practice. She is a Fellow of the Institute of Chartered Secretaries.
28 - BHP BILLITON BUSINESS REVIEW 2008

Group Management Committee
Marius Kloppers BE (Chem), MBA, PhD (Materials Science), 46
Chief Executive Officer and executive Director
Chairman of the Group Management Committee
Marius Kloppers has been active in the mining and resources industry since 1993 and was appointed Chief Executive Officer in October 2007. He was previously Chief Commercial Officer, Chief Marketing Officer, Group Executive of Billiton Plc, Chief Executive of Samancor Manganese and held various positions at Billiton Aluminium, among them Chief Operating Officer and General Manager of Hillside Aluminium.
Alberto Calderon PhD Econ, M Phil Econ – Yale University, JD Law, BA Econ – Andes University, 48
Group Executive and Chief Commercial Officer
Member of the Group Management Committee
Alberto Calderon joined the Group as President Diamonds and Specialty Products in February 2006 and has been in his current position since July 2007. Prior to this, he was Chief Executive Officer of Cerrejón Coal Company from July 2002. His previous positions include President of Ecopetrol, President of the Power Company of Bogotá and various senior roles in investment banking and in the Colombian Government.
Marcus Randolph BSc, MBA Harvard Business School, 52
Group Executive and Chief Executive Ferrous and Coal
Member of the Group Management Committee
Marcus Randolph was previously Chief Organisation Development Officer, President Diamonds and Specialty Products, Chief Development Officer Minerals and Chief Strategic Officer Minerals for BHP Billiton. His prior career includes Chief Executive Officer, First Dynasty Mines, Mining and Minerals Executive, Rio Tinto plc, Director of Acquisitions and Strategy, Kennecott Inc, General Manager Corporacion Minera Nor Peru, Asarco Inc, and various mine operating positions in the US with Asarco Inc. He has been in his current position since October 2005.
Alex Vanselow BComm, Wharton AMP, 46
Group Executive and Chief Financial Officer
Member of the Group Management Committee Chairman of the Investment Review Committee and Financial Risk Management Committee
Alex Vanselow joined the Group in 1989 and was appointed President Aluminium in March 2004 and appointed Chief Financial Officer in March 2006. He was previously Chief Financial Officer of Aluminium, Vice President Finance and Chief Financial Officer of Orinoco Iron CA and Manager Accounting and Control BHP Iron Ore. His prior career was with Arthur Andersen. He has been in his current position since April 2006.
Karen Wood BEd, LLB (Hons), FCIS, 52
Group Executive and Chief People Officer
Member of the Group Management Committee Chairman of the Global Ethics Panel
Karen Wood’s previous positions with BHP Billiton were Chief Governance Officer, Group Company Secretary and Special Adviser and Head of Group Secretariat. She is a member of the Takeovers Panel (Australia), a Fellow of the Institute of Chartered Secretaries and a member of the Law Council of Australia and the Law Institute of Victoria. Before joining BHP Billiton, she was General Counsel and Company Secretary for Bonlac Foods Limited. She has been in her current position since December 2005.
J Michael Yeager BSc, MSc, 55
Group Executive and Chief Executive Petroleum
Member of the Group Management Committee
Mike Yeager joined the Group in April 2006 as Group President Energy. He was previously Vice President, ExxonMobil Development Company with responsibility for major joint venture projects. Other previous roles include Senior Vice President, Imperial Oil Ltd and Chief Executive Officer, Imperial Oil Resources, Vice President Africa, ExxonMobil Production Company, Vice President Europe, ExxonMobil
Production Company and President, Mobil Exploration and Production in the US. He has been in his current position since May 2006.
BHP BILLITON BUSINESS REVIEW 2008 — 29

Corporate Governance Summary
Governance at BHP Billiton
BHP Billiton’s Corporate Objective is to create long-term value through the discovery, development and conversion of natural resources and the provision of innovative customer and market-focused solutions. In pursuing the Corporate Objective, we have committed to the highest level of governance and strive to foster a culture that values and rewards exemplary ethical standards, personal and corporate integrity and respect for others.
Our approach to governance is predicated on the belief that there is a link between high-quality governance and the creation of shareholder value. It is our view that governance is not just a matter for the Board, a good governance culture must be fostered throughout the organisation.
Board of Directors
The Board’s role is to represent the shareholders and it is accountable to them for creating and delivering value through the effective governance of the business. The matters that the Board has specifically reserved for its decision are: • the appointment of the CEO and approval of the appointments of direct reports to the CEO • approval of the overall strategy and annual budgets of the business • determination of matters in accordance with the approvals framework • formal determinations that are required by the Group’s constitutional documents, by statute or by other external regulation.
The Board currently has 13 members. Of these, 12, including the Chairman, are independent non-executive Directors. The Board considers that the executive and non-executive Directors together have the range of skills, knowledge and experience necessary to enable them to effectively govern the business. The non-executive Directors contribute international and operational experience; understanding of the sectors in which we operate; knowledge of world capital markets; and an understanding of the health, safety, environmental and community challenges that we face. The executive Director brings additional perspectives to the Board’s work through a deep understanding of the Group’s business.
Non-executive Directors participate in the Board’s training and development program, which has been designed to ensure that non-executive Directors update their skills and knowledge to maximise their effectiveness as Directors throughout their tenure.
Board of Directors – Review, re-election and renewal
The Board conducts regular evaluations of its performance, its Committees, the Chairman, individual Directors and the governance processes that support Board work. The evaluation of the Board’s performance is conducted by focusing on individual Directors in one year and the Board as a whole in the following year. Reappointment is not automatic. Retiring Directors who are seeking re-election by shareholders are subject to a performance appraisal overseen by the Nomination Committee. The Board will not endorse a Director for re-election if his or her performance is not considered satisfactory.
Board Committees
The Board has established Committees to assist it in exercising its authority, including monitoring the performance of the business. The permanent Committees of the Board are the Risk and Audit Committee, the Sustainability Committee, the Nomination Committee and the Remuneration Committee. Only independent Directors serve as members of these Committees. Other Committees are formed from time to time to deal with specific matters.
Risk management
We believe that the identification and management of risk is central to achieving the Corporate Objective of delivering long-term value to shareholders. Each year, the Board reviews and considers the risk profile for the whole business. This risk profile covers both operational and strategic risks.
The Board has delegated the oversight of risk management to the Risk and Audit Committee. In addition, the Board specifically requires the CEO to implement a system of control for identifying and managing risk. The Directors, through the Risk and Audit Committee, review the systems that have been established for this purpose and regularly review their effectiveness.
Management
Except for those matters that the Board has reserved for its own decision-making, the CEO holds delegated authority from the Board to achieve the Corporate Objective. The CEO has developed an approvals framework that delegates authority to management Committees and individual members of management. Notwithstanding those further delegations, the CEO remains accountable to the Board for the authority delegated to him.
Business conduct
We have published a Code of Business Conduct, which is available in eight languages. The Code reflects our Charter values of integrity, respect, trust and openness. It provides clear direction and advice on conducting business internationally, interacting with communities, governments and business partners and general workplace behaviour. The Code applies to Directors and to all employees, regardless of their position or location. Consultants, contractors and business partners are also expected to act in accordance with the Code. The Code of Business Conduct can be found at our website at www.bhpbilliton.com/aboutus/governance.
Market disclosure
We are committed to maintaining the highest standards of disclosure ensuring that all investors and potential investors have the same access to high-quality, relevant information in an accessible and timely manner to assist them in making informed decisions. A Disclosure Committee manages our compliance with the market disclosure obligations and is responsible for implementing reporting processes and controls and setting guidelines for the release of information.
Conformance with corporate governance standards
The Listing Rules of the UK Listing Authority require UK-listed companies to report on the extent to which they comply with the Principles of Good Governance and Code of Best Practice, which are contained in Section 1 of the Combined Code, and explain the reasons for any non-compliance.
The Listing Rules of the ASX require Australian-listed companies to report on the extent to which they meet the Principles and Recommendations published by the ASX Corporate Governance Council as part of its Principles of Good Corporate Governance (ASX Principles and Recommendations) and explain the reasons for any non-compliance.
We have complied with the provisions set out in Section 1 of the Combined Code and with the ASX Principles and Recommendations throughout the financial period and have continued to comply up to the date of this Business Review.
A detailed Corporate Governance Statement is contained in the 2008 Annual Report, which is available on our website.
30 - BHP BILLITON BUSINESS REVIEW 2008

Remuneration Summary and Principles

The Remuneration Committee is committed to the principles of accountability and transparency, and to ensuring that remuneration arrangements demonstrate a clear link between reward and performance. It focuses on:

- Remuneration policy and its specific application to the CEO and other members of the Group Management Committee (GMC), as well as the general application to all employees
- The determination of levels of reward to the CEO and other members of the GMC
- Providing guidance to the Chairman on evaluating the performance of the CEO
- Effective communication with shareholders on the remuneration policy and the Committee's work on behalf of the Board.

A detailed Remuneration Report is contained in the 2008 Annual Report, which is available on our website.

Remuneration for non-executive Directors

US dollars	Fees	Committee Chair fees	Committee membership fees	Travel and Other benefits [1]	Retirement benefits [2]	Total
Paul Anderson	121,000	–	20,000	77,656	–	218,656
Don Argus	825,000	–	–	52,631	42,844	920,475
David Brink [3]	62,917	–	10,417	51,868	–	125,202
John Buchanan	146,000	30,000	–	40,577	–	216,577
Carlos Cordeiro	121,000	–	20,000	48,025	–	189,025
David Crawford	121,000	45,000	–	37,145	8,620	211,765
David Morgan [4]	60,500	–	7,594	901	3,354	72,349
E Gail de Planque	121,000	–	40,000	72,404	–	233,404
David Jenkins	121,000	–	45,000	65,000	–	231,000
Jacques Nasser	121,000	–	25,000	80,000	–	226,000
John Schubert	121,000	30,000	–	43,219	8,043	202,262

Notes

[1] Other benefits include professional fees and reimbursements of the cost of travel, accommodation and subsistence for the Director, and where applicable, their spouse.

[2] BHP Billiton Limited makes superannuation contributions of 9 per cent of fees paid in accordance with Australian superannuation legislation.

[3] David Brink retired from the Board at the conclusion of the Annual General Meetings in 2007 (28 November 2007).

[4] David Morgan was appointed a Director of BHP Billiton Limited and BHP Billiton Plc with effect from 1 January 2008.

Remuneration for GMC members

US dollars	Base salary [1]	Annual cash award	Benefits	Retirement benefits	Share Based Payments	Total
Charles Goodyear [2]	888,750	933,188	1,879,285 [3]	426,600	2,021,719	6,149,542
Marius Kloppers	1,677,070	1,805,878	74,288	671,215	2,645,191	6,873,642
Alberto Calderon	987,023	903,783	214,702	345,458	1,106,325	3,557,291
Marcus Randolph	1,099,370	1,176,656	44,433	373,786	1,774,642	4,468,887
Alex Vanselow	1,094,477	1,031,143	244,299	415,901	1,775,622	4,561,442
Karen Wood	854,514	804,292	–	293,953	1,390,283	3,343,042
J Michael Yeager	1,028,907	1,062,135	19,670	368,349	1,714,367	4,193,428

Notes

[1] Base salaries are generally reviewed on 1 September each year. Amounts shown reflect salary increases paid over the 12-month period ending 30 June 2008. Base salary for Charles Goodyear reflects the period 1 July 2007 to his retirement date, 1 January 2008.

[2] For Mr Goodyear, remuneration shown in this table is the total for FY2008. His total remuneration for the proportion of the year before he stood down as a Director and a member of the GMC was US$2,170,497. This amount is made up of pro-rated base salary, annual cash award, medical insurance, retirement benefit and share-based payments, as well as professional fees for tax consulting and compliance incurred during the period.

[3] Benefits for Mr Goodyear include a payment in respect of accrued leave and settlement of UK tax liabilities.

BHP BILLITON BUSINESS REVIEW 2008 - 31

Shareholder Information
Annual General Meetings
BHP Billiton Plc – Thursday, 23 October 2008 at 10.30am The Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London, UK.
BHP Billiton Limited – Thursday, 27 November 2008 at 10.30am Melbourne Park Function Centre, Entrance D off Olympic Boulevard (formerly Swan Street), Melbourne, Victoria, Australia.
Change of shareholder details and enquiries
Shareholders may contact the appropriate office of the BHP Billiton Share Registrar on any matter relating to their share or ADR holdings.
Australia BHP Billiton Limited Registrar Computershare Investor Services Pty Limited
Yarra Falls, 452 Johnston Street, Abbotsford, VIC 3067 Postal Address – GPO Box 2975, Melbourne, VIC 3001 Telephone 1300 656 780 (within Australia) (61 3) 9415 4020 (outside Australia) Facsimile (61 3) 9473 2460 Email enquiries: web.queries@computershare.com.au United Kingdom BHP Billiton Plc Registrar Computershare Investor Services PLC
The Pavilions, Bridgwater Road, Bristol BS99 7NH Postal Address – PO Box 82, Bristol BS99 7NH Telephone (44 870) 889 3148 Facsimile (44 870) 703 6103 Email enquiries: web.queries@computershare.co.uk South Africa BHP Billiton Plc branch register Computershare Investor Services (Pty) Limited 70 Marshall Street, Johannesburg 2001 Postal Address – PO Box 61051, Marshalltown 2107 Telephone (27 11) 373 0033 Facsimile (27 11) 688 5250 Shareholders can also access their current shareholding details online via BHP Billiton’s website www.bhpbilliton.com.
Dividends policy and payments
Our progressive dividend policy seeks to steadily increase or at least to maintain the dividend in US dollars at each half yearly payment provided that we generate sufficient profit and cash flow to do so.
BHP Billiton Limited and Plc shareholders may have their cash dividends paid directly into a nominated bank, building society or credit union, depending on their country of residence. Otherwise, dividend payments will be made by way of cheque.
Stock exchange listings
BHP Billiton Group is listed on stock exchanges in: Australia (Australian Securities Exchange (ASX)), UK (London Stock Exchange (LSE)), US (New York Stock Exchange (NYSE)), South Africa (JSE Limited), Germany (Frankfurt) and Switzerland (Zurich).
Key dates for shareholders
The following table sets out future dates in the next financial and calendar year of interest to our shareholders. If there are any changes to these dates, all relevant stock exchanges will be notified.
Date Event
25 September 2008 Payment date for Final Dividend
BHP Billiton Plc Annual General Meeting
23 October 2008
in London
BHP Billiton Limited Annual General
27 November 2008
Meeting in Melbourne
4 February 2009 Interim Results Announced
27 February 2009 Interim Dividend Record Date
17 March 2009 Interim Dividend Payment Date
12 August 2009 Annual Results Announced
Visit www.bhpbilliton.com for up-to-date Company and shareholder information, including:
ONLINE SHAREHOLDER SERVICES
• check your holding • vote online • update direct credit details • create your own virtual portfolio • register to receive electronic shareholder communications
ANNUAL, FINANCIAL, PRODUCTION AND SUSTAINABILITY REPORTS NEWS AND PRESENTATIONS COMPANY OVERVIEW GOVERNANCE INFORMATION SUBSCRIBE TO RECEIVE NEWS SENT DIRECT TO YOUR EMAIL ADDRESS
Receive your reports electronically.
The BHP Billiton Group produces a Business Review, Annual Report and a Sustainability Report, which are posted on the internet. Shareholders are encouraged to visit www.bhpbilliton.com to inspect the electronic versions of these publications and provide feedback to the Company. The single parent entity financial statements of BHP Billiton Limited are also available on www.bhpbilliton.com and printed copies are available to shareholders on request free of charge.
32 - BHP BILLITON BUSINESS REVIEW 2008

Corporate Directory
BHP BILLITON GROUP REGISTERED OFFICES
BHP BILLITON LIMITED Australia
BHP Billiton Centre 180 Lonsdale Street Melbourne VIC 3000
Telephone 1300 55 47 57 (within Australia) (61 3) 9609 3333 (outside Australia) Facsimile (61 3) 9609 3015
BHP BILLITON PLC United Kingdom
Neathouse Place London SW1V 1BH
Telephone (44 20) 7802 4000 Facsimile (44 20) 7802 4111
BHP BILLITON CORPORATE CENTRES
South Africa
6 Hollard Street Johannesburg 2001 Telephone (27 11) 376 9111 Facsimile (27 11) 376 3302
Chile
Avenida Americo Vespucio Sur # 100, 9th Floor Las Condes Santiago Telephone (56 2) 330 5000 Facsimile (56 2) 207 6509
United States
1360 Post Oak Boulevard, Suite 150 Houston, TX 77056-3030 Telephone (1 713) 961 8500 Facsimile (1 713) 961 8400
MARKETING OFFICES The Netherlands Verheeskade 25 2521 BE The Hague
Telephone (31 70) 315 6666 Facsimile (31 70) 315 6767
Singapore
168 Robinson Road #10-01 Capital Tower Singapore 068912 Telephone (65) 6349 3333 Facsimile (65) 6349 4000
Belgium
BHP Billiton Diamonds (Belgium) N.V. Hoveniersstraat 30 2018 Antwerp Telephone (32 3) 201 1090
Designed by Amanda Roach Design, printed in Australia by Gunn and Taylor.
This document is issued subject to the Important Notices appearing below.
The Directors of BHP Billiton Limited and BHP Billiton Plc (‘BHP Billiton’) accept responsibility for the information contained in this report. Having taken all reasonable care to ensure that such is the case, the information contained in this report is, to the best of the knowledge and belief of the Directors of BHP Billiton, in accordance with the facts and contains no omission likely to affect its import.
Subject to the above, neither BHP Billiton nor any of its Directors, officers, employees or advisers nor any other person makes any representation or warranty, express or implied, as to, and accordingly no reliance should be placed on, the fairness, accuracy or completeness of the information contained in the report or of the views given or implied. To the extent permitted by law, neither BHP Billiton nor any of its Directors, officers, employees or advisers nor any other person shall have any liability whatsoever for any errors or omissions or any loss howsoever arising, directly or indirectly, from any use of this information or its contents or otherwise arising in connection therewith. Information about Rio Tinto plc and Rio Tinto Limited (‘Rio Tinto’) is based on public information which has not been independently verified.
This report is for information purposes only and does not constitute or form part of any offer for sale or issue of any securities or an offer or invitation to purchase or subscribe for any such securities, nor shall it or any part of it be relied on in connection with, any contract or investment decision, nor does it constitute a proposal to make a takeover bid or the solicitation of any vote or approval in any jurisdiction, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction (or under an exemption from such requirements). No offering of securities shall be made into the United States except pursuant to registration under the US Securities Act of 1933, as amended, or an exemption therefrom. Neither this report nor any copy of it may be taken or transmitted or distributed or redistributed (directly or indirectly) in Japan. The distribution of this document in other jurisdictions may be restricted by law and persons into whose possession this document comes should inform themselves about, and observe, any such restrictions. No statement concerning expected cost savings, revenue benefits (and resulting incremental EBITDA) and EPS accretion in this report should be interpreted to mean that the future earnings per share of the enlarged BHP Billiton Group for current and future financial years will necessarily match or exceed the historical or published earnings per share of BHP Billiton, and the actual estimated cost savings and revenue benefits (and resulting EBITDA enhancement) may be materially greater or less than estimated. Certain statements in this presentation are forward-looking statements (including statements regarding contribution synergies, future cost savings, the cost and timing of development projects, future production volumes, increases in production and infrastructure capacity, the identification of additional mineral Reserves and Resources and project lives and, without limitation, other statements typically containing words such as ‘intends,’ ‘expects,’ ‘anticipates,’ ‘targets,’ ‘plans,’ ‘estimates’ and words of similar import). These statements are based on current expectations and beliefs and numerous assumptions regarding BHP Billiton’s present and future business strategies and the environments in which BHP Billiton and Rio Tinto will operate in the future and such assumptions, expectations and beliefs may or may not prove to be correct and by their nature, are subject to a number of known and unknown risks and uncertainties that could cause actual results, performance and achievements to differ materially.
Factors that could cause actual results or performance to differ materially from those expressed or implied in the forward-looking statements include, but are not limited to, BHP Billiton’s ability to successfully combine the businesses of BHP Billiton and Rio Tinto and to realise expected synergies from that combination, the presence of a competitive proposal in relation to Rio Tinto, satisfaction of any conditions to any proposed transaction, including the receipt of required regulatory and anti-trust approvals, Rio Tinto’s willingness to enter into any proposed transaction, the successful completion of any transaction, and the risk factors discussed in BHP Billiton’s and Rio Tinto’s filings with the US Securities and Exchange Commission (‘SEC’) (including in Annual Reports on Form 20-F) which are available at the SEC’s website (http://www.sec.gov). Save as required by law or the rules of the UK Listing Authority and the London Stock Exchange, the UK Takeover Panel, or the listing rules of ASX Limited, BHP Billiton undertakes no duty to update any forward-looking statements in this presentation.
Information Relating to the US Offer for Rio Tinto plc
BHP Billiton Limited and BHP Billiton Plc (‘BHP Billiton’) plan to register the offer and sale of securities it would issue to Rio Tinto plc US shareholders and Rio Tinto plc ADS holders by filing with the US Securities and Exchange Commission (the ‘SEC’) a Registration Statement (the ‘Registration Statement’), which will contain a prospectus (the ‘Prospectus’), as well as other relevant materials. No such materials have yet been filed. This communication is not a substitute for any Registration Statement or Prospectus that BHP Billiton may file with the SEC.
US INVESTORS AND US HOLDERS OF RIO TINTO PLC SECURITIES AND ALL HOLDERS OF RIO TINTO PLC ADSs ARE URGED TO READ ANY REGISTRATION STATEMENT, PROSPECTUS AND ANY OTHER DOCUMENTS MADE AVAILABLE TO THEM AND/OR FILED WITH THE SEC REGARDING THE POTENTIAL TRANSACTION, AS WELL AS ANY AMENDMENTS AND SUPPLEMENTS TO THOSE DOCUMENTS, WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.
Investors and security holders will be able to obtain a free copy of the Registration Statement and the Prospectus as well as other relevant documents filed with the SEC at the SEC’s website (http://www.sec.gov), once such documents are filed with the SEC. Copies of such documents may also be obtained from BHP Billiton without charge, once they are filed with the SEC.
Information for US Holders of Rio Tinto Limited Shares
BHP Billiton Limited is not required to, and does not plan to, prepare and file with the SEC a registration statement in respect of the Rio Tinto Limited Offer. Accordingly, Rio Tinto Limited shareholders should carefully consider the following: The Rio Tinto Limited Offer will be an exchange offer made for the securities of a foreign company. Such offer is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document will be prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.
Information Relating to the US Offer for Rio Tinto plc and the Rio Tinto Limited Offer for Rio Tinto shareholders located in the US
It may be difficult for you to enforce your rights and any claim you may have arising under the US federal securities laws, since the issuers are located in a foreign country, and some or all of their officers and Directors may be residents of foreign countries. You may not be able to sue a foreign company or its officers or Directors in a foreign court for violations of the US securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a US court’s judgement.
You should be aware that BHP Billiton may purchase securities of either Rio Tinto plc or Rio Tinto Limited otherwise than under the exchange offer, such as in open market or privately negotiated purchases.